# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corp, CIK 0001560385
CUSIP: 531229763
Title of class of securities: Series B common stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0001104659-13-003856
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series B common stock, par value $0.01 per share
Name of issuer: Liberty Media Corp
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on January 22, 2013 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 ("Amendment No. 4"), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 ("Amendment No. 5"), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 ("Amendment No. 6"), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 ("Amendment No. 7"), Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 ("Amendment No. 8"), Amendment No. 9 filed with the SEC by Mr. Malone on September 11, 2024 ("Amendment No. 9") and Amendment No. 10 filed with the SEC by Mr. Malone on December 10, 2025 ("Amendment No. 10" and, together with the Original Statement and Amendment Nos. 1 through 9, the "Schedule 13D"), and relates to the Series B common stock, par value $0.01 per share (the "Series B Common Stock"), of Liberty Media Corporation, a Nevada corporation (the "Issuer"). The Series B Common Stock was previously designated Series B Liberty Formula One common stock, par value $0.01 per share. On May 12, 2026, the Issuer converted from a Delaware corporation to a Nevada corporation, and at the effective time of the conversion each outstanding share of Series B Liberty Formula One common stock automatically converted into one share of Series B Common Stock. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series B Common Stock. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: John C. Malone
Residence or business address: c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

The information set forth in Item 6 of this Amendment and the exhibit listed in Item 7 of this Amendment are incorporated into this Item 4 by reference. As a result of the completion of the Transactions, the Reporting Person disposed of all of the shares of Series B Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Series B Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 0 shares of Series B Common Stock, constituting 0% of the outstanding shares of Series B Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Not Applicable.
Transactions in the class effected during the past sixty days: Other than as described herein, Mr. Malone has not effected any transactions in the Series B Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 4, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series B Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

New Exchange Agreement

On November 4, 2026 (the "Exchange Date"), the Issuer entered into an Exchange Agreement (the "Exchange Agreement"), by and among the Issuer, Mr. Malone and certain related entities (the "Malone Holders"). Pursuant to the Exchange Agreement, the Malone Holders transferred to the Issuer an aggregate of 2,316,537 shares of Series B Common Stock and, in exchange therefor (the "Exchange"), the Issuer issued to the Malone Holders an aggregate of 602,302 shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), and 5,420,699 shares of Series C Common Stock of the Issuer, par value $0.01 per share (the "Series C Common Stock"). The shares of Series B Common Stock transferred to the Issuer in the Exchange were cancelled and retired. Immediately following the Exchange, the Issuer issued to the John C. Malone 1995 Revocable Trust (the "JM Revocable Trust") an additional 12,298 shares of Series A Common Stock and 63,378 shares of Series C Common Stock (collectively, the "Adjustment Shares") with respect to the 47,297 shares of Series C Common Stock held by the JM Revocable Trust that were exchangeable into Series B Common Stock in certain circumstances under the Existing Exchange Agreement (as defined below). Those 47,297 shares of Series C Common Stock remain outstanding and were retained by the JM Revocable Trust. The Exchange and the issuance of the Adjustment Shares (together, the "Transactions") were completed concurrently with execution of the Exchange Agreement. As a result of the completion of the Transactions, the Reporting Person disposed of all of the shares of Series B Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Series B Common Stock.

The Exchange Agreement is included as Exhibit 7(a) to this Amendment. The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Exchange Agreement which is incorporated herein by reference.

Existing Exchange Agreement

As previously disclosed, under the Exchange Agreement, dated as of July 28, 2021, by and among Mr. Malone, the JM Revocable Trust and the Issuer (the "Existing Exchange Agreement"), Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% plus 0.5% (under certain circumstances), including through "Reverse Exchanges" of shares of Series B Common Stock for shares of Series C Common Stock. Pursuant to the Exchange Agreement, effective as of the closing of the Transactions, the Existing Exchange Agreement was terminated by mutual written consent, subject to and in accordance with the terms of the Exchange Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to read as follows:

7(a) Exchange Agreement, dated as of November 4, 2026, by and among Liberty Media Corporation, John C. Malone and the persons named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 5, 2026).

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (11/05/2026)